Filed by Newmont Mining Corporation
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                        Subject Company: Normandy Mining Limited
                                                   Commission File No. 132-00965


--------------------------------------------------------------------------------
[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
--------------------------------------------------------------------------------


MEDIA CONTACT:                              INVESTOR CONTACT:
Doug Hock                                   Wendy Yang
303-837-5812                                303-837-6141

NEWMONT DISPATCHES ITS BIDDER'S STATEMENT FOR NORMANDY; TAKEOVERS PANEL DECLINES ANGLOGOLD APPEAL

SYDNEY, DECEMBER 21, 2001 (Denver, December 20, 2001) - Newmont Mining Corporation (NYSE: NEM) today announced that it has completed dispatch of its Bidder's Statement in connection with its offer to acquire the shares of Normandy Mining Limited (ASX: NDY). Under Newmont's offer, which has a value of A$1.89 per share based on Newmont's closing price on the New York Stock Exchange on 20 December 2001, shareholders of Normandy will receive 0.0385 shares of common stock of Newmont and A$0.40 for each of their Normandy shares. Shareholders are urged to obtain current quotes on the Normandy, Newmont and AngloGold shares.

Newmont also confirmed that the Takeovers Panel has today declined AngloGold's application to overturn the earlier decision of the Takeovers Panel in Normandy 04.

The Newmont offer is not currently being made to Normandy shareholders in the United States and Canada. In addition, the Newmont offer cannot be accepted by shareholders in the United States and Canada until Newmont's Registration Statement on Form S-4 has been declared effective by the United States Securities and Exchange Commission.

                                      # # #

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

The following contains forward-looking information and statements about Newmont Mining Corporation, Franco-Nevada Mining Corporation Limited, Normandy Mining Limited and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Forward-looking statements are generally identified by the words "expect," "anticipates," "believes," "intends," "estimates" and similar expressions. The forward-looking information and statements in this press release are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Newmont, Franco-Nevada and Normandy Mining, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the U.S. Securities and Exchange Commission made by Newmont and Normandy, and Franco-Nevada's filings with the Ontario Securities Commission; risks and uncertainties with respect to the parties' expectations regarding the timing, completion and accounting and tax treatment of the transactions, the value of the transaction consideration, production and development opportunities, conducting worldwide operations, earnings accretion, cost savings, revenue enhancements, synergies and other benefits anticipated from the transactions; and the effect of gold price and foreign exchange rate fluctuations, and general economic conditions such as changes in interest rates and the performance of the financial markets, changes in domestic and foreign laws, regulations and taxes, changes in competition and pricing environments, the occurrence of significant natural disasters, civil unrest and general market and industry conditions.

--------------------------------------------------------------------------------
[NEWMONT LOGO]

Newmont Mining Corporation
1700 Lincoln Street
Denver, Colorado 80203                              NEWS RELEASE
--------------------------------------------------------------------------------


ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transactions, Newmont Mining Corporation will file a proxy statement and a registration statement with a prospectus with the U.S. Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE PROXY STATEMENT AND THE PROSPECTUS WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain free copies the proxy statement and the prospectus (when available) and other documents filed by Newmont with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the proxy statement and the prospectus, once available, and other filings made by Newmont or Normandy with the Commission, may also be obtained from Newmont. Free copies of Newmont's and Normandy's filings may be obtained by directing a request to Newmont Mining Corporation, Attn: Investor Relations, 1700 Lincoln Street, Denver, Colorado 80203, Telephone: (303) 863-7414. Copies of Franco-Nevada's filings may be obtained at http://www.sedar.com.


PARTICIPANTS IN SOLICITATION

Newmont Mining Corporation and its directors, executive officers and other members of its management and employees may be soliciting proxies from its stockholders in connection with the transactions. Information concerning Newmont's participants in the solicitation is set forth in Newmont's Current Report on Form 8-K filed with the Commission on November 14, 2001, as amended.